Exhibit 6.16

ACKNOWLEDGEMENT OF PURCHASE AND OWNERSHIP

AND CO-OWNERS AGREEMENT

This ACKNOWLEDGEMENT OF PURCHASE AND OWNERSHIP AND CO-OWNERS AGREEMENT (“Agreement”) is made by and between As One Racing I, LLC; Commonwealth Thoroughbreds, LLC; Edgar Harty; Charles Fenwick; and Tom Kelso (the “Co-Owners”) effective as of the 23 day of February, 2023.

W I T N E S E T H:

WHEREAS, the thoroughbred horse BIPARTISANSHIP (GB), a five year old mare by Bated Breath out of Dream Wild by Oasis Dream (GB), was purchased at public auction at the 2023 Keeneland January Horses of Racing Age Sale as Hip No. 840A for the price of $260,000.00;

WHEREAS, the Co-Owners desire to set forth their respective rights and obligations with respect to the purchase and ownership of the Horse and to delegate certain authority, duties, and responsibilities to other parties to this Agreement as provided herein.

NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual covenants and undertakings of the parties hereinafter set forth, the receipt and sufficiency of all of which are hereby acknowledged, it is hereby agreed as follows:

1. Acknowledgement of Purchase and Ownership. The Co-Owners hereby acknowledge their ownership of BIPARTISANSHIP (GB) in the following percentages and purchase price:

Owner	Percentage	Purchase Price
As One Racing I, LLC	50%	$130,000
Commonwealth Thoroughbreds, LLC	20%	$52,000
Edgar Harty	10%	$26,000
Charles Fenwick	10%	$26,000
Tom Kelso	10%	$26,000

2. Payment of Purchase Price. Each Co-Owner shall be responsible for tendering payment of their respective portion of the purchase price to Keeneland on or before the deadline established by Keeneland for purchase payments for the January Horses of Racing Age Sale.

3. Administration and Management of Horse. The Thoroughbred will be managed and raced under the co-management of Magna Carta Bloodstock and Commonwealth Thoroughbreds as set out in the Agreement of Co-Management between them dated as of January 13, 2023. Subject to the terms set forth in this Agreement and the Agreement of Co-Management, the Co-Owners hereby authorize Magna Carta Bloodstock to handle administrative matters relating to the Horse arising in the normal course of racing and ownership and hereby authorize Magna Carta Bloodstock, on their behalf, to take such action as may be necessary to carry out such administrative matters.

4. Compensation of Administrative Manager. With regard to the acquisition of the Horse, Magna Carta shall be entitled to payment of the industry standard 5% commission, to be divided among the Co-Owners in proportion to their ownership percentage. With regard to administration of the racing career of the Horse going forward, Magna Carta shall be entitled to management fee of $500/month, to be divided among the Co-Owners in proportion to their ownership percentage.

5. Insurance. Each Co-Owner may, at each Co-Owner’s option and sole expense, secure and maintain insurance coverage and policies insuring each party’s respective ownership interest in the Horse on such terms and in such amounts as determined by each party in his or its sole and absolute discretion.

6. Expenses. Each Co-Owner shall be responsible for a pro rata share (based on their respective percentage of Ownership Interests) of all expenses incurred in connection with the ownership, care and maintenance of the Horse (the “Expenses”). For purposes of this Agreement, Expenses shall include, without limitation, boarding fees, feeding costs, veterinarian fees, medical costs, farrier costs, training and grooming expenses, equipment rental costs, legal and accounting expenses, advertising, record keeping costs, registration fees, insurance premiums, pasture leasing, transportation expenses, stakes payments, entry fees, and other similar expenses. The Administrative Manager shall invoice the Co-Owners on a regular basis for their proportionate share of all Expenses (without any mark-up on vendor costs) and shall provide each of the Co-Owners with reasonable detail with respect to such Expenses.

7. Earnings. The Administrative Manager shall collect, on behalf of the Co-Owners, all gross revenue, income and other earnings, including sales proceeds, (collectively “Earnings”) generated by the Horse. Earnings shall be used by the Administrative Manager to offset the cost of any Expenses that would otherwise be invoiced to the Co-Owners pursuant to this Agreement, and to the extent Earnings exceed Expenses (including reasonable reserves for future expenses as may be established by the Administrative Manager), such excess Earnings (“Net Earnings”) shall be shared among and distributed to the Co-Owners in proportion to their respective ownership of Ownership Interests.

8. Racing Colors or Silks. The Horse shall alternate racing colors or silks in proportion to the ownership interests. For example, each Co-Owner will have the right to request that the Horse race in its silks for the percentage of time reflecting its percentage of ownership.

9. Trophies & Collaterals. As majority owner, As One Racing shall be entitled to receive all original trophies and collaterals. Collaterals include, for example, saddle cloths, silks, memorabilia, horse blankets, floral garlands, horseshoes (horse-plates). Duplicates of an owner’s trophy may be purchased for any Co-Owner that requests one.

10. Retirement and Sale of Horse. Magna Carta and Commonwealth will develop an exit strategy for the sale of the Horse at the completion of her racing career and will advise all Co-Owners about the appropriate auctions to be used in offering the Horse for sale at public auction. The Co-Owners agree that Runnymede Farm shall serve as the consigning agent and be compensated at standard industry rates.

11. Nature of Ownership Interest; Non-Partnership Status. The Co-Owners agree that their relationship shall be that of tenants in common of a chattel (the Horse), with each Co-Owner owning an undivided interest in the Horse. This Agreement shall not be deemed to create a partnership or joint venture among the Co-Owners or other parties hereto for tax purposes or otherwise, and each Co-Owner agrees to report their proportionate share of any income and expenses associated with their ownership interest in the Horse on their own income tax returns. The Co-Owners and their respective successors in interest, including personal representatives, heirs, and assigns, each hereby waive any right to demand the partition or sale for partition of the Horse.

12. Miscellaneous. This Agreement (i) may be amended only by unanimous written consent of the Co-Owners; (ii) may be executed in any number of counterparts, all of which together shall constitute one original contract; (iii) embodies the entire agreement and understanding among the parties; and (iv) shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky. Venue of any dispute relating to this Agreement shall be the Fayette Circuit Court or the United States District Court for the Eastern District of Kentucky.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement effective as of the date and year first above written.

As One Racing I, LLC

/s/ Romain Malhouitre
Signature		Edgar Harty

By: Romain Malhouitre		/s/ Edgar Harty
Signature
Its: Managing Member

Commonwealth Thoroughbreds, LLC		Charles Fenwick

/s/ Brian Doxtator		/s/ Charles Fenwick
Signature		Signature

By: Brian Doxtator		Tom Kelso

Its: Managing Member		/s/ Tom Kelso
Signature

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